Exhibit 3

FOR IMMEDIATE RELEASE	6 July 2011

WPP PLC (“WPP”)

JWT to acquire majority stake in Mindset in India

WPP announces that its wholly-owned operating company JWT, the global advertising network, has agreed to acquire a majority stake in Mindset Advertising Private Limited (“Mindset”), a highly-awarded advertising agency in India.

Founded in 1998 and based in Hyderabad, Mindset is a full service advertising agency that offers creative services, strategic planning and campaign execution in digital, print and television. The agency employs 44 people and major clients include ADP, Airtel and Pepsi.

Mindset’s unaudited revenues for the year ended 31 March 2011 were Rs 51 million, with gross assets of Rs 43 million at the same date.

This investment continues WPP’s strategy of developing its networks in fast-growing and important markets and sectors. India – where some WPP agencies (including JWT) have been operating for over 80 years – remains one of the fastest growth markets for the Group (double digit growth in 2010) with revenues of approximately $450 million including associates. The Group has five of India’s top 10 agencies and collectively employs around 9,000 people.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204